Exhibit 99.2

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

NOT FOR DISTRIBUTION IN THE UNITED STATES OR

DISSEMINATION THROUGH U.S. NEWS OR WIRE SERVICES

Cameco Completes $500 Million Debenture Offering

Saskatoon, Saskatchewan, Canada, May 24, 2024 . . . . . . . . . . . . .

All amounts in Canadian dollars unless specified otherwise

Cameco (TSX: CCO; NYSE: CCJ) announced today that it has completed its previously announced private placement of debentures (the “Offering”) consisting of $500 million aggregate principal amount of 4.94% Senior Unsecured Debentures, Series I maturing on May 24, 2031 (the “Series I Debentures”). The Series I Debentures bear interest at a rate of 4.94% per annum, payable semi-annually in arrears on May 24 and November 24 of each year, with the first interest payment on November 24, 2024.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Series I Debentures in any jurisdiction. The Series I Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States, or to or for the account or benefit of a U.S. person, absent registration under, or an applicable exemption from the registration requirements of, the U.S. Securities Act.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

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Investor inquiries:	Media inquiries:
Rachelle Girard 306-956-6403 rachelle_girard@cameco.com	Veronica Baker 306-385-5541 veronica_baker@cameco.com